Exhibit 99.1

LINKAGE GLOBAL INC ANNOUNCES $3.5 MILLION CONVERTIBLE NOTE FINANCING WITH FRAMEWORK FOR UP TO $30 MILLION IN TOTAL FUNDING

Cross-Border E-Commerce Services Provider Completes Strategic Private Placement to Support Growth Initiatives

TOKYO, Japan  – Linkage Global Inc (NASDAQ: LGCB) (“Linkage Global” or the “Company”), a cross-border e-commerce integrated services provider headquartered in Japan, today announced that it has entered into a Securities Purchase Agreement for the issuance and sale of senior unsecured convertible notes in an initial principal amount of $3.5 million in a private placement to an accredited investor pursuant to Rule 506(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Initial Closing and Transaction Terms

The Company expects to receive gross proceeds of $2.7 million at the initial closing. An additional $450,000 is expected to be funded within one business day following the effectiveness of a registration statement registering the resale of the underlying conversion shares and subject to continued compliance with the listing requirements of The Nasdaq Capital Market.

The convertible notes are senior unsecured obligations of the Company and were sold at 90% of their principal amount. They are convertible into the Company’s Class A ordinary shares, par value US$0.0025 per share (“Ordinary Shares”), at the option of the holders, pursuant to fixed terms designed to align investor return with long-term value creation.

Additional Capital Framework of up to $30 Million

The financing establishes a capital framework for additional issuances of up to $26.5 million in principal amount of similar convertible notes in future tranches. These follow-on tranches are subject to customary conditions, including satisfaction of the Equity Conditions (as defined in the Notes) as of the applicable Additional Closing Date; the effectiveness of a registration statement filed with the SEC covering the Ordinary Shares issuable upon conversion of such Additional Notes; a minimum daily trading volume during the relevant Equity Conditions Measuring Period exceeding the required threshold; a volume-weighted average price (VWAP) of the Ordinary Shares during such period that is greater than the then-applicable conversion price; and an aggregate outstanding principal amount of no more than $500,000 immediately prior to such Additional Closing.

Strategic Rationale and Use of Proceeds

“This financing represents a key milestone in our capital formation strategy and provides the flexibility needed to advance our cross-border e-commerce platform,” said Yang (Angela) Wang, Chief Executive Officer of Linkage Global. “The structure gives us access to near-term capital while preserving the option to scale up further as conditions permit.”

The Company intends to use the net proceeds from the offering for general corporate purposes, including expansion of its cross-border sales operations and integrated e-commerce service lines.

Registration and Investor Protections

In connection with the transaction, the Company entered into a Registration Rights Agreement and agreed to file a resale registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the shares issuable upon conversion of the notes. The Company remains eligible to use Form F-1 for such registration.

While the notes are outstanding, the Company is subject to customary investor protections, including restrictions on the issuance of variable-rate securities and standard anti-dilution adjustments.

Professional Advisors

Craft Capital Management LLC served as placement agent for the transaction.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities referred to in this press release, nor will there be any sale of any such securities in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Linkage Global Inc

Linkage Global Inc is a holding company incorporated in the Cayman Islands with no operations of its own. Linkage Cayman conducts its operations through its operating subsidiaries in Japan, Hong Kong, and mainland China. As a cross-border e-commerce integrated services provider headquartered in Japan, through its operating subsidiaries, the Company has developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services.

For more information, please visit www.linkagecc.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual reports on Form 20-F and other filings with the U.S. Securities and Exchange Commission.